Exhibit 23.3

CONSENT OF EXPERT

I, Michael Bikerman, Ph.D., P.G. of Bikerman Engineering and Technology Associates, Inc., do hereby consent to the reference to the technical report titled “Johnson Camp Mine Project Feasibility Study”, Cochise County, Arizona, dated September 2007 (the “Technical Report”) and any extracts from or a summary of the Technical Report in Amendment No. 3 to Form SB-2 on Form S-1, dated September 29, 2008 (the “Registration Statement”), of Nord Resources Corporation.

I confirm that I have read the Registration Statement and that I have no reason to believe that there are any misrepresentations in the information contained in the Registration Statement that is derived from the Technical Report or within my knowledge as a result of the services that I performed to write the Technical Report.

I also consent to the use of my name in the Registration Statement.

Dated this 29th day of September, 2008.

/s/ Michael Bikerman
Michael Bikerman, Ph.D., P.G.